Exhibit 1.01

Ultra Clean Holdings, Inc. (the “Company”)

Conflict Minerals Report

For The Year Ended December 31, 2018

Requirements for this Report on Conflict Minerals

This report for the year ended December 31, 2018 is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Rule was adopted by the United States Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict Minerals (“CMs”) are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG”). The Rule requires each SEC registrant to provide certain disclosures about CMs which are necessary to the functionality or production of products manufactured by such registrant.

Pursuant to the Rule, if, based upon a reasonable country of origin inquiry, a registrant has reason to believe that any of the CMs in its supply chain may have originated in the Democratic Republic of Congo (the “DRC”) or an adjoining country (together with the DRC, the “Covered Countries”), or if such registrant is unable to determine the country of origin of those CMs, then it must file a Conflict Minerals Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of the CMs. Due to the Company’s limited ability to determine the origin and chain of custody of CMs necessary to the functionality or production of its products as described below, the Company has filed this Conflict Minerals Report.

Company Overview

The Company has been in business since 1991 and is a global leader in the design, engineering, and manufacture of production tools, modules and subsystems for the semiconductor capital equipment industry and industry segments with similar requirements including display, consumer and medical. The Company focuses on providing specialized engineering and manufacturing solutions for these applications. The Company does business primarily in the United States as well as in China, Singapore and Europe.

In August, 2018, the Company acquired Quantum Global Technologies, LLC (QGT), a global provider of ultra-high purity outsourced parts cleaning, process tool part recoating, surface treatment and analytical services to the semiconductor and related industries. Although QGT does not purchase inventory or manufacture products in the course of its operations, it does, as a result of its parts cleaning process, reclaim residual minerals, one of which is Tantulum. Because of this, QGT goes through an annual audit conducted by the Responsible Business Alliance in order to obtain its certification as a conflict-free smelter. Because the Company acquired QGT during the period covered by this Conflict Minerals Report, the Company will continue to evaluate whether any CMs are necessary to the functionality or production of a product manufactured by QGT or contracted by QGT to be manufactured pursuant to the Rule, and the Company will report on any such products for the first reporting calendar year that begins no sooner than eight months after the effective date of the acquisition.

For further information about the Company’s business and products, please see Item 1 of the Company’s annual report on Form 10-K for the fiscal year ending December 28, 2018, which is incorporated herein by reference.

Supply Chain Overview

The Company’s ability to determine the origin and chain of custody of CMs, and whether they directly or indirectly finance or benefit armed groups in any Covered Country (the “Conflict Status”), is limited. The Company’s supply chain for CMs is complex. The Company does not directly purchase raw ore or CMs and does not directly purchase materials from the Covered Countries, and the Company is several steps removed from the mining and smelting or refining of CMs. Of necessity, we depend on information from suppliers that may themselves purchase CMs from persons other than the miner, smelter or refiner of CMs.

The Company has determined that CMs are necessary to the functionality or production of certain of its products. Tungsten is used in the Company’s weldment process.  The other three CMs are used in Printed Circuit Boards (PCBs), cable assemblies and outside processing of sheet metal or machined products as a sub-tier component of certain of the Company’s subassembly products. Therefore, the products that the Company manufactures are subject to the reporting obligations of Rule 13p-1.

Design of Due Diligence Measures

The Company has established management systems and due diligence procedures (our “CM Process”) as a basis for supply-chain management and disclosure compliance relating to CMs.  The Company designed the CM Process with the intent to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-Risk Areas (Second Edition).  The design of the CM Process included the following:

•	a conflict minerals policy, which is on the Company’s website https://www.uct.com/English/about-uct/corporate-responsibility/default.aspx (the “Conflict Minerals Policy”);

•	an organizational structure and processes intended to ensure that each third-party manufacturer of the Company’s products that contain CMs is made aware of the Company’s Conflict Minerals Policy and that information received by the Company that is relevant to supply-chain due diligence reaches the Company’s employees who have knowledge of the SEC disclosure requirements;

•	a process, which uses a reporting template and data gathered by the Responsible Business Alliance (“RBA”) and the Global e-Sustainability Initiative (“GeSI”), to enhance visibility with respect to CMs in the Company’s supply chain and to help identify the risk that the Company’s products contain CMs financing or benefiting armed groups in any Covered Country;

•	an assessment by the Company’s management of the risk identified through the process described above;

•	a mechanism for suppliers and others to communicate to the Company their concerns with respect to the Company’s CM Process;

•	reliance on the electronics industry initiative described below to implement and validate supply chain due diligence; and

•	public reporting of the results of the Company’s due diligence.

To gain insight into the country of origin, chain of custody and Conflict Status of the Company’s CMs, the Company relied primarily on the data reported via a consistent reporting template developed by the RBA (the “Conflict Minerals Reporting Template” or “CMRT”) and the data from the Responsible Minerals Assurance Process (the “RMAP”), formerly known as the Conflict Free Smelter Assessment Program, of the Extractives Work Group of RBA and GeSI.  As described by RBA/GeSI, the RMAP uses an independent third-party audit of smelter/refiner management systems and sourcing practices to validate conformance with RMAP protocols and current global standards, thus informing a company’s sourcing choices.

A description of the measures the Company took to exercise due diligence on the source and chain of custody of our CMs follows.

Due Diligence Measures Taken

The Company identified its suppliers and analyzed its build of materials to identify any CMs that may be contained in the components provided by these suppliers. To gain insight into the country of origin, chain of custody and Conflict Status of its CMs, the Company relied primarily on the RMAP of the Extractives Work Group of RBA and GeSI. As described by RBA/GeSI, the RMAP uses an independent third-party audit of smelter/refiner management systems and sourcing practices to validate conformance with RMAP protocols and current global standards.

The measures taken to exercise due diligence on the source and chain of custody of CMs in the Company’s products were as follows:

•	communicating the Company’s Conflict Minerals Policy to its direct suppliers;

•	surveying the Company’s direct suppliers to provide information concerning CMs in their respective supply chains, as well as the specific smelters and refiners of the CMs in their supply chains by completing and sending us the CMRT, a template developed by the RBA that provides a consistent industry-wide means of collecting information on the source of CMs;

•	seeking representations from the Company’s supply chain, which consisted of 910 active suppliers as of December 31, 2017, using the CMRT, as to the origin and Conflict Status of the materials supplied by them to the Company;

•	analyzing these suppliers’ CMRT survey responses for completeness and internal consistency and following up with suppliers in an effort to obtain more information where necessary;

•	comparing the information received from these suppliers with the data made available by the RMAP;

•	increasing the response rate of suppliers to the Company’s information requests, which is reflected in the supplier response rates in 2018 as compared to previous years;

•	requiring completion of CMRT declaration for all applicable suppliers at supplier set up; and

•	requesting suppliers to remove non-compliant smelters not participating in RMAP programs from their supply base.

Due Diligence Results

Through its efforts, the Company received information from 75% of the 910 active suppliers it surveyed, including information on materials supplied directly to the Company or contained in products that the Company contracted to be manufactured by third parties. However, on the basis of its due diligence, the Company found with respect to each of its products that the information the Company had gathered had failed to clarify the country of origin of the CMs contained in the product and, as a consequence, the Company has concluded that each of its products was “DRC conflict undeterminable.”

Because the Company and its direct suppliers are generally several steps in the supply chain removed from the smelters or refiners that process CMs, and because the responses the Company received from most of its suppliers provided aggregate data for their global supplier list on an entity-wide basis, the Company was not able to identify the exact smelters or refiners used to process the CMs used in its products. The Company is therefore unable to definitively determine, at this time, which of the smelters and refineries included in the CMRTs actually supplied CMs for specific components used in our end products. As a result, we were unable to determine with specificity the country of origin of the CMs contained in each of our products and, consequently any connection between our CMs and the direct or indirect financing of armed groups in the Covered Countries.

The Company cross-checked the combined responses from its suppliers against the list of RMAP Conformant smelters and refiners to identify the smelters within its supply chain that have gone through the RMAP Conformant certification process. As of May 15, 2016, the Company was able to validate that its supply chain included:

•	65 CFSP Certified RMAP Conformant Smelters of tantalum;

•	47 CFSP Certified RMAP Conformant Smelter of tungsten;

•	178 CFSP Certified RMAP Conformant Smelters of tin; and

•	153 CFSP Certified RMAP Conformant Smelters of gold.

Our efforts to determine the mine or location of origin of the CMs follow the due diligence measures described above.

The Company has and continues to rely on its suppliers’ responses to provide it with information about the source of CMs contained in the components supplied to the Company. The Company’s direct suppliers are similarly reliant upon information provided by their suppliers. None of the Company’s suppliers have reported that they are aware that any of the CMs used in the Company’s products originated in the Covered Countries.

Ongoing Due Diligence and Mitigation

The Company continually takes the following steps to mitigate the risk that the Company’s CMs financed or benefitted armed groups in the Covered Countries:

•	attempt to increase the response rate of suppliers to the Company’s information requests;

•	actively monitor all existing suppliers and survey all new suppliers during the next compliance period;

•	seek to require supply chain representations in all new agreements with suppliers;

•	attempt to gather information from our suppliers’ upstream suppliers as necessary to determine the identity, location and other information regarding the smelters and refiners that process the CMs used in our products;

•	encourage suppliers to increase the participation rate of smelters and refiners in the RMAP;

•	contact smelters and refiners in suppliers’ supply chain directly (to the extent possible) and encourage them to participate in the RMAP if they are not participating already;

•	require completion of CMRT declaration for all applicable suppliers at supplier set up; and

•	request suppliers to remove list of non-compliant or smelters not participating in RMAP programs from their supply base.

It is an ongoing process for the Company to ensure it mitigates the risk of doing business with any supplier and sub-tier suppliers of CMs.

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